:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 0-24548

(Check One)	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 6, 2008

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

MOVIE GALLERY, INC.
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

900 WEST MAIN STREET
Address of Principal Executive Office (Street and Number)

DOTHAN, ALABAMA 36301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Movie Gallery, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended January 6, 2008 (“2007 Form 10-K”) by April 7, 2008, without unreasonable effort and expense. On October 16, 2007, the Company and certain of its U.S. subsidiaries (collectively, the “Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division (the “Bankruptcy Court”) seeking reorganization relief under the provisions of chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”)(collectively, the “Cases”).

On December 22, 2007, the Debtors filed with the Bankruptcy Court the Joint Plan of Reorganization of Movie Gallery, Inc. and Its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code and a related Disclosure Statement. On February 4, 2008, the Debtors filed with the Bankruptcy Court amended versions of those documents, which were titled the First Amended Joint Plan of Reorganization of Movie Gallery, Inc. and Its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code (as amended by the Second Amended Joint Plan of Movie Gallery, Inc. and Its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code filed with the Bankruptcy Court on February 18, 2008 and may be further amended, referred to herein as the “Plan”) and a Disclosure Statement related to the Plan, referred to herein as the “Disclosure Statement.”

On February 5, 2008, the Bankruptcy Court approved the Disclosure Statement and authorized the Debtors to begin soliciting votes on the Plan. The period to solicit votes on the Plan expired on March 24, 2008. The Debtors’ confirmation hearing, at which the Bankruptcy Court will consider approval of the Plan, has been scheduled for April 9, 2008.

Since the commencement of the Cases, the Company and the Debtors have been focused on stabilizing their operations and adhere to various matters related to the Cases, including identifying and closing certain of its under-performing video rental stores. At the same time, key personnel within the Company’s accounting and finance organization are actively involved with the Company’s effort to finalize those necessary financing arrangements that will enable it to exit from Chapter 11. Additionally, and as a result of, among other things, the process of reviewing inventories, leases, goodwill and other assets for possible impairment charges, the Company is not able to file its 2007 Form 10-K in a timely manner without unreasonable effort or expense. The Company is making diligent efforts to file its 2007 Form 10-K as soon thereafter as possible.

The Company’s independent registered public accounting firm, Ernst & Young LLP (“E&Y”), has informed the Company’s Audit Committee that its report on the Company’s consolidated financial statements may include an explanatory paragraph indicating that substantial doubt exists as to the Company’s ability to continue as a going concern in the event that such report is delivered prior to the effective date of the Plan. The Company does not intend to include any adjustments to its financial statements to reflect the possible future effects that may result from the uncertainty of its ability to continue as a going concern.

Forward-Looking Statements

This Notification may contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, which reflect, when made, the Company’s current views with respect to current events and financial performance. Such forward-looking statements are and will be subject to many risks, uncertainties and factors relating to the Company’s operations and business environment, which may cause the actual results of the Company to be materially different from any future results express or implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: (i) the ability of the Company to continue as a going concern; (ii) the ability of the Company to operate subject to the terms of the debtor in possession credit agreement; (iii) the Company’s ability to obtain court approval with respect to motions in the Chapter 11 cases; (iv) the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 cases, including a plan consistent with the terms set forth in the plan term sheet attached to the Lock Up, Voting and Consent Agreement dated as of October 14, 2007 or the plan of reorganization attached to the plan support agreement dated January 22, 2008, both of which have been executed by the Company; (v) risks associated with a termination of its debtor in possession credit agreement and financing availability; (vi) risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a Chapter 11 trustee or to convert the cases to Chapter 7 cases; (vii) the ability of the Company to obtain and maintain normal terms with vendors and service providers; (viii) the Company’s ability to maintain contracts and leases that are critical to its operations; (ix) the potential adverse impact of the Chapter 11 cases on the Company’s liquidity or results of operations; (x) the ability of the Company to execute its business plans and strategy, including operational restructuring, and to do so in a timely fashion; (xi) the ability of the Company to attract, motivate and/or retain key executives and associates; (xii) less favorable general economic or business conditions affecting the video and game rental and sale industry, either nationally or regionally; and (xiii) increased competition in the video and game rental and sale industry. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.

Similarly, these and other factors, including the terms of any plan of reorganization ultimately confirmed, can affect the value of the Company’s various prepetition liabilities, common stock and other equity securities. Additionally, no assurance can be given as to what values, if any, will be ascribed in the bankruptcy proceedings to each of these constituencies. A plan or plans of reorganization could result in holders of the Company’s common stock or other equity interests and claims relating to pre-petition liabilities receiving no distribution on account of their interest and cancellation of their interests and their claims and cancellation of their claims. Under certain conditions specified in the Bankruptcy Code, a plan of reorganization may be confirmed notwithstanding its rejection by an impaired class of creditors or equity holders and notwithstanding the fact that certain creditors or equity holders do not receive or retain property on account of their claims or equity interests under the plan. In light of the foregoing, the Company considers the value of the common stock and claims to be highly speculative and cautions equity holders that the stock and creditors that the claims may ultimately be determined to have no value. Accordingly, the Company urges that appropriate caution be exercised with respect to existing and future investments in the Company’s common stock or other equity interest or any claims relating to pre-petition liabilities. The proposed plan of reorganization currently provides that all of the Company’s common stock and other equity interests will be cancelled for no consideration.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

THOMAS D. JOHNSON JR., EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	(334)	702-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not yet filed its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

MOVIE GALLERY, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 8, 2008	By:	/s/ Thomas D. Johnson Jr.
Thomas D. Johnson Jr. Executive Vice President and Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

Significant Changes in Results of Operations

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the fiscal year ended January 6, 2008 will reflect significant changes from its results of operations for the fiscal year ended December 31, 2006. The results of operations that the Company will include in the 2007 Form 10-K are still being finalized by management and audited by E&Y, and are subject to the issues discussed in Part III of this notification. Except as described in this notification, the Company believes it is not appropriate to provide an estimate of those results at this time.

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